FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Ruennsheng Allen Wang
Name:	Ruennsheng Allen Wang
Title:	Chief Executive Officer

Date: February 27, 2009

Exhibit Index

Page
Exhibit 99.1 – Press Release	4

Exhibit 99.1

CHINA SUNERGY PROVIDES UPDATE ON SELECT FINANCIAL RESULTS FOR THE 2008

FOURTH QUARTER

Nanjing, China – February 26, 2008 – China Sunergy Co., Ltd. (Nasdaq: CSUN), (“China Sunergy” or the “Company”), a specialized solar cell manufacturer based in Nanjing, China, today provided an update regarding select fourth quarter 2008 financial results.

China Sunergy’s fourth quarter solar cell production was at the top of the guidance range of 15-20MW. However, based on the latest data the company’s gross profit margin - excluding inventory write down - will be in the negative high single digits, mainly caused by a further reduction in Average Selling Price (“ASP”) during December, 2008. In addition, due to the rapid decline of ASP and raw material prices, the company estimates an increase in inventory provision of around $10 million.

China Sunergy also expects to report currency exchange and derivative losses in the fourth quarter due to Euro depreciation and embedded derivatives. As a majority of the losses were not cash related, the company’s cash flow in the fourth quarter should remain positive at the operational level.

China Sunergy will report full financial results for its fourth quarter and fiscal year ended December 31, 2008 on March 19th, 2009 prior to the opening of the US market. The company will then host an earnings conference call at 5:00am (Pacific Time) / 8:00am (Eastern Time) / 8:00pm (Beijing/Hong Kong) on March 19th, 2009.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (Nasdaq: CSUN) (“China Sunergy”) is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit http://www.chinasunergy.com.

For further information, please contact:

Financial Dynamics

Peter Schmidt

peter.schmidt@fd.com

Phone: +(86)-10-8591-1953

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities

Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the economic slowdown in China and elsewhere and its impact on the company’s operations; demand for the company’s products, the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.